PRACTUS

October 31, 2019

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington DC 20549
Phone | 202.551.6769

Attention:	Deborah O’Neal
Christina DiAngelo Fettig

RE:	Capital Management Investment Trust – Response to SEC Comments with regard to
Capital Management All-Cap Fund Proxy/Prospectus on Form N-14 (the “Proxy”)

Dear Ms. O’Neal and Ms. DiAngelo Fettig:

     On September 18, 2019, the Trust filed with the Securities and Exchange Commission (the “Commission”) the above-referenced Proxy/Prospectus on Form N-14 (File No. 033-85242).

     On October 2, 2019, Ms. DiAngelo Fettig provided verbal comments to me relating to accounting matters for the filing; and, on October 17, 2019, Ms. O’Neal provided verbal comments to me related to legal matters for the filing. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing an amendment to the filing on EDGAR.

Comments and Corresponding Responses

Legal Comments

1. Comment: The Staff requests a reference to any previously filed proxy in which a registrant has proposed that shareholders approve the ability for the adviser of a fund into which a reorganizing fund is merging to recoup amounts previously waived and expenses previously reimbursed to the acquired fund by the acquiring fund after the reorganization.

   Response: In 2015, the shareholders of the Cloud Capital Strategic Large Cap Fund approved a proposal allowing the adviser to recoup waivers and expense reimbursements to the Cloud Capital Mid Cap Fund by the Large Cap Fund after reorganization of the Mid Cap Fund into the Large Cap Fund. The link to the Annual Report showing the results are found here: https://www.sec.gov/Archives/edgar/data/1437249/000119312515033459/d856445dncsrs.htm

2. Comment: The Staff noted in Proposal One, “Comparison of the Funds’ Principal Investment Strategies, that the statement noting that the strategies employed by the funds are “identical” should be clarified to exclude market capitalization, by which the strategies vary.

JOHN C. SWHEAR I PARTNER 7268 Rooses Drive I Indianapolis, IN 46217 I p: 317.833.7859 Practus, LLP I John.Swhear@Practus.com I Practus.com

Capital Management Investment Trust October 31, 2019

   Response: The Registrant has modified the disclosure to read, “The strategies by which the Funds employ their objective of outperforming their respective indexes are identical, with the exception of market capitalization limits.

3. Comment: The Staff noted that in the description of Proposal One, the statement, “the Transaction will not result in any changes to the organization or structure of the Small-Cap Fund” is not completely accurate given the passing of Mr. Joseph V. Shields, Jr., and the resulting transfer of his ownership interest.

   Response: The Registrant has modified the disclosure to read, “The Transaction will not result in any changes to the organization or structure of the Small-Cap Fund, with the exception of the transfer of ownership of Mr. Joseph V. Shields, Jr.” [Emphasis added.]

4. Comment: The Staff requested that in Proposal One, “Terms of the Prior Agreement and the New Agreement,” that the disclosure describing the recoupment of the sum of all fees previously waived or expenses reimbursed during any of the previous three years be clarified to note that the period is three years from the date of the actual waiver or expense reimbursement.

   Response: The Registrant has modified the disclosure to read, “CMA may recoup the sum of all fees previously waived or expenses reimbursed, less any reimbursement previously paid, for a period of three years from the date of the actual waiver or expense reimbursement, provided total expenses do not exceed the limitation set forth above.” [Emphasis added.]

5. Comment: The Staff requested that the ranges for returns and management fees within which the Small-Cap Fund’s is performing be listed in the Board Consideration disclosures for the advisory agreement renewal.

   Response: The disclosures have been modified to include the ranges.

6. Comment: The Staff requested that in Proposal Two the disclosure describing the recoupment of the sum of all fees previously waived or expenses reimbursed during any of the previous three years be clarified to note that the period is three years from the date of the actual waiver or expense reimbursement.

   Response: The Registrant has modified the disclosure to read, “Each waiver or reimbursement of an expense by CMA is subject to repayment by a Fund within three years of when the actual waiver or expense reimbursement was incurred, provided that the Fund is able to make the repayment without exceeding the applicable expense limitation.” [Emphasis added.]

7. Comment: The Staff requested a copy of the opinion and consent of counsel be included in the response letter to the Staff.

   Response: The opinion and consent of counsel have been included as an attachment to this response letter.

Accounting Comments

1. Comment: The Staff requested that the Registrant file a Delaying Amendment prior to the automatic effective date.

Capital Management Investment Trust October 31, 2019

   Response: The Registrant filed a Delaying Amendment on October 15, 2019, Accession Number 0001413042-19-000289.

2. Comment: The Staff requested that the Registrant incorporate by reference the funds Semi-Annual Reports.

   Response: The Registrant has incorporated by reference the funds Semi-Annual Reports.

3. Comment: The Staff requested that the Registrant clarify the disclosure regarding recoupment of waivers and expenses by removing the comma in the sentence, “Additionally, at its July 31, 2019 meeting, the Board approved and authorized Capital Management Associates, Inc. (“CMA”), the investment adviser to each of the Small-Cap Fund and the All-Cap Fund, to seek reimbursement of fees waived for, and/or expenses reimbursed by, it prior to the closing of the Reorganization in connection with managing the Small-Cap Fund from the All-Cap Fund following the Reorganization (the “Recoupment Authorization”). [Emphasis added.]

   Response: The Registrant removed the comma.

4. Comment: The Staff requested that a more definitive estimate of the Reorganization be provided to shareholders.

   Response: The Registrant has calculated a more definitive estimate of $85,000 and modified the disclosures to reflect the estimate.

5. Comment: The Staff requested that the Registrant disclose the rationale for allocating the costs of the reorganization equally between the Funds. The Staff also requested that the estimate of the cost of the reorganization be added to this disclosure.

   Response: The Registrant has added the following language to the disclosure: “because it is expected that the Funds will benefit equally from the reorganization.”

The Registrant also added the estimate of the Reorganization to this disclosure.

6. Comment: The Staff suggested that the Registrant consider disclosing at what point the benefits might be realized as a result of the reorganization.

   Response: The Registrant considered disclosure of the timeline for realization of benefits as a result of the Reorganization, but decided that such realization involves many factors and would be difficult to estimate. The Registrant added, “However, it is unknown at this time at what point such decreases will be realized.”

7. Comment: The Staff requested confirmation that the Comparison of Funds’ Fees and Expenses represent current fees in accordance with Item 3 of Form N-14.

   Response: The Registrant confirms that the fees and expenses represent current fees in accordance with Item 3 of Form N-14.

8. Comment: The Staff noted that the Semi-Annual Report of the Funds states that there is a provision in the expense limitation agreement requiring the Funds to achieve $10mm in assets

Capital Management Investment Trust October 31, 2019

before recapture can occur. The Staff recommended include that provision in the footnote, as well as in Proposal Three.

   Response: The provision has been added to both disclosures.

8. Comment: The Staff noted that the language just prior to the Example should be re-worded to be more clear, and that the Expense Limitation Agreement must extend for at least one year from the date of the Form N-14.

   Response: The Registrant has re-drafted the disclosure and extended the term of the Expense Limitation Agreement to 2021.

9. Comment: The Staff suggested that the Registrant add and “adjustments” column to the Capitalization Table.

   Response: The Registrant has added an “adjustments” column to the Capitalization Table.

10. Comment: The Staff requested that the Registrant confirm that it does not anticipated that there will be a change in holdings as a result of the Reorganization.

     Response: The Registrant hereby confirms that all securities held by the merging fund are permitted to be held by the merged fund.

11. Comment: The Staff recommended that the Registrant add a disclosure to the Board Considerations that the Board considered the benefits to the adviser resulting from the Reorganization.

     Response: The Registrant added the following disclosure to the list of Board considerations: “the benefits to CMA resulting from the Reorganization, such as recognition of certain economies of scale.”

12. Comment: The Staff inquired that if the recoupment is to reward the manager for growing the fund, how is the board comfortable with the fact that the manager did not achieve economies of scale and is therefore merging the fund into the All-Cap fund. Therefore, why should the Adviser receive recoupments?

     Response: The Registrant is requesting the ability to recoup previously waived fees and expenses reimbursed as part of the expense limitation agreement, into which CMA and the Fund had entered in good faith. The Board was not and is not rewarding CMA for growing the Fund; rather, CMA is deferring those payments until such time as the Fund has sufficient assets to incur those costs. The Board is contracting with CMA to keep the expenses low. Furthermore, there is no guarantee that the recoupment will ever become operative. The Fund must grow and achieve an expense level below the cap in order for any fees to be recouped.

13. Comment: The Staff requested confirmation that the original expiration dates of the potential waivers/reimbursements will carry over to the new Fund.

     Response: The Registrant hereby confirms that the original expiration dates of the waivers

Capital Management Investment Trust October 31, 2019

and reimbursements will carry over to the new Fund.

14. Comment: The Staff recommended that the Registrant disclose that absent the merger, CMA would be unlikely to recapture the fees previously waived and/or reimbursed by the Small-Cap Fund.

     Response: The Registrant added the following disclosure to Proposal Three: “Absent the merger, CMA would be unlikely to recapture these fees.”

15. Comment: The staff recommended that the Semi-Annual Report be incorporated by reference into the Statement of Additional Information.

     Response: The Semi-Annual Report was incorporated by reference into the Statement of Additional Information.

16. Comment: The Staff offered various comments regarding the pro form financial statements.

     Response: The Registrant has modified the financial statements consistent with the comments and conference call that the service provider conducted with the Staff. The updated financial statements have been attached.

     The applicant believes that it has addressed the comments presented by the staff. If you have any questions, please contact me at (317) 833-7859 regarding the responses contained in this letter.

Sincerely, /s/ John C. Swhear John C. Swhear

Capital Management Investment Trust October 31, 2019

Attachment A Opinion and Consent of Counsel

October 18, 2019

Board of Trustees
Capital Management Investment Trust
140 Broadway
New York, NY 10005

RE:	Capital Management Investment Trust – Capital Management All-Cap Fund (the
“Acquiring Fund”) Proxy/Prospectus on Form N-14 (the “Proxy/Prospectus”)

Attention Board of Trustees:

     We have acted as counsel to Capital Management Investment Trust (the “Trust”), a Massachusetts business trust organized under the laws of the Commonwealth of Massachusetts and registered under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end series management investment company, in conjunction with the Reorganization (defined below). We understand that, in conjunction with the filing of the Proxy/Prospectus, an amendment to the Trust’s registration statement has also been filed pursuant to Rule 485(a) under the Securities Act and pursuant to the 1940 Act as it relates to the Acquiring Fund. We also understand that an amendment to the Trust’s registration statement will be filed with the Commission pursuant to Rule 485(b) under the Securities Act and that our opinion is required to be filed as an exhibit with that filing (the “Amendment”).

     This opinion relates to the Trust’s Proxy/Prospectus and is given in connection with the filing of the Proxy/Prospectus with the Securities and Exchange Commission (the “Commission”) on September 18, 2019, relating to the transfer of all of the assets of the Wellington Shields Small-Cap Fund (the “Acquired Fund”), a series of the Trust, in exchange for the issuance of shares of beneficial interest of the Acquiring Fund, another series of the Trust (the “Shares”), and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, pursuant to the proposed reorganization as described in the Proxy/Prospectus and in the form of Agreement and Plan of Reorganization (the “Reorganization Agreement”) by and between the Trust, on behalf of the Acquiring Fund and the Acquired Fund (the “Reorganization”).

     In reaching the opinions set forth below, we have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion. In such examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. In connection with the opinions expressed herein, we have relied as to factual matters on representations made by the Trust in the Reorganization Agreement and in other documents, instruments and certificates delivered to us in connection with the transactions contemplated by the Reorganization Agreement. We have also relied upon certificates of public officials and officers of the Trust and upon other information we have obtained in the course of our representation of the Trust in connection with the transactions contemplated by the Reorganization Agreement. We have examined,

Capital Management Investment Trust October 31, 2019

among other things, copies of the Trust’s Declaration of Trust and any amendments thereto, applicable resolutions of the Board of Trustees, and originals or copies, certified or otherwise identified to our satisfaction, of such other documents, records and other instruments as we have deemed necessary or advisable for purposes of this opinion. We have also examined the prospectus and statement of additional information for the Acquiring Fund, substantially in the form in which they were filed in the Amendment.

     As to any facts or questions of fact material to the opinions set forth below, we have relied exclusively upon the aforesaid documents and upon representations and declarations of the officers or other representatives of the Trust. We have made no independent investigation whatsoever as to such factual matters.

     Under Massachusetts law, a shareholder of the Trust may be held liable as a partner under certain circumstances. The Declaration of Trust, however, contains an express disclaimer of shareholder liability for its acts or obligations. The Declaration of Trust provides for indemnification and reimbursement of expenses out of a Fund’s property for any shareholder held personally liable for its obligations. In addition, the operation of a Fund as an investment company would not likely give rise to liabilities in excess of its assets. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is highly unlikely and is limited to the relatively remote circumstances in which a Fund would be unable to meet its obligations. The Declaration of Trust provides that the Trustees will not be liable in any event in connection with the affairs of the Trust, except as such liability may arise from his/her own bad faith, willful misfeasance, gross negligence, or reckless disregard of duties. It also provides that all third parties shall look solely to the Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exception stated, the Declaration of Trust provides that a Trustee or officer is entitled to be indemnified against all liability in connection with the affairs of the Trust.

     Based on our review of the foregoing and subject to the assumptions and qualifications set forth herein, it is our opinion that, as of the date of this letter:

(a)	The Acquiring Fund is a duly registered, open-end, management investment company, and its registration with the SEC as an investment company under the Investment Company Act of 1940, as amended, is in full force and effect; and

(b)	The Shares of the Acquiring Fund to be registered under the 1933 Act have been duly authorized for issuance and, when issued to Acquired Fund shareholders in the manner described in the Proxy/Prospectus, will be validly issued and, subject to the qualifications set forth in the Trust’s Declaration of Trust, fully paid and non-assessable beneficial interests in the Series and each Class thereof.

     We express no opinion concerning the laws of any jurisdiction other than the federal law of the United States of America and the laws of the Commonwealth of Massachusetts. The opinions expressed herein are given as of the date hereof and we undertake no obligation and hereby disclaim any obligation to advise you of any change after the date of this opinion pertaining to any matter referred to herein.

     We consent to the filing of this opinion as an exhibit to the Amendment and to the use of our name and to the reference to our firm in the Amendment and Proxy/Prospectus.

/s/ John C. Swhear

Capital Management Investment Trust October 31, 2019

On behalf of Practus, LLP

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